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                                                                     EXHIBIT 4.5

                                 Amendment No. 1
                                       to
                    Hyseq, Inc. Employee Stock Purchase Plan

     WHEREAS, the Board of Directors and the Stockholders of Hyseq, Inc. have approved the following amendment to Section 5 of the Hyseq, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") to be effective as of May 23, 2000.

     NOW, THEREFORE, Section 5 of the Stock Purchase Plan is hereby amended to increase the maximum number of shares of Common Stock which may be issued for all purposes under the Stock Purchase Plan from 50,000 to 250,000.

     All other provisions of the Stock Purchase Plan remain in full force and effect.